AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Foreign Utility Companies (FUCO) Exempt Wholesale
         Generators (EWG)

FUCO Investment               $1,656,066,000
EWG Investment                   209,803,000
                              --------------
Total Aggregate Investment
 in FUCO's and EWG's        $1,865,869,000
                            ==============

Components of statement of aggregate investment in FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                     (in millions)                  %

Total Capitalization                $23,777*                      7.8%
Net Utility Plant                    19,157                       9.7%
Total Assets                         40,518                       4.6%
Market Value of Common Equity        12,600                      14.8%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio

                                 (in millions)              %

Short-term Debt                     $ 4,375
Long-term Debt                       10,824*
                                     ------
  Total Debt                         15,199               63.9%
                                     -------

Preferred Stock                         161                0.7%
                                    -------

Common Stock                          2,151
Paid-in Capital                       2,915
Accumulated Other Comprehensive
 Income                                (155)
Retained Earnings                     3,506
                                    -------
  Total Common Equity                 8,417               35.4%
                                    -------

Total Capitalization                $23,777              100.0%
                                    =======

* Includes Long-term Debt Due Within One Year.


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         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $39.13
Book Value per Share                                 $26.14

Market-to-book Ratio of Common Stock                 149.7%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each FUCO and EWG

Statement of revenues and net income for the following FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b):

         Yorkshire Electricity Group plc
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         CitiPower Pty.
         AEP Energy Services Limited
         InterGen Denmark, APs
         CSW International Two, Inc.
         Energia Internacional de CSW, S.A. de C.V.
         CSW Vale L.L.C.
         Inversiones Sol Energia Chile Ltda.
         South Coast Power Limited
         Newgulf Power Venture, Inc.
         Frontera Generation Limited Partnership